EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference of our auditor’s report dated July 5, 2023, with respect to the consolidated financial statements of NextSource Materials Inc as at June 30, 2022 and 2021, and for each of the years in the three year period ended June 30, 2022, included in the annual report on Form 40-F/A of NextSource Materials Inc. for the year ended June 30, 2022, as filed with the United States Securities Exchange Commission.

Signed:

Mississauga, Ontario July 24, 2023